IMPERIAL METALS CORPORATION

November 7, 2003

03037658

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose a copy of the Material Change Report dated November 6, 2003 filed with the securities commissions.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

Enclosure

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. **Reporting Issuer**

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. **Date of Material Change**

November 6, 2003

3. **Press Release**

November 6, 2003 – Vancouver, British Columbia

4. **Summary of Material Change**

Imperial Metals Corporation announced it has entered into an agreement with Haywood Securities Inc., and a syndication of underwriters including First Associates Investments Inc. which has agreed to purchase 2,353,000 units on a private placement basis at $4.25 per unit.

5. **Full Description of Material Change**

Imperial Metals Corporation announced it has entered into an agreement with Haywood Securities Inc., and a syndication of underwriters including First Associates Investments Inc. which has agreed to purchase 2,353,000 units on a private placement basis at $4.25 per unit.

Each unit consists of one common share and one half of one share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a price of $5.50 for 24 months. After a period of 12 months, these warrants will be subject to forced exercise if, in the second year, the common shares of the Company trade at or above $8.50 for 10 consecutive days.

The net proceeds of the offering will be used to fund exploration and development of the Mount Polley and Sterling projects, as well as for general working capital purposes.

Closing of the private placement is scheduled for November 24, 2003. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

6. **Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.**

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 6th day of November, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Announces $10 Million Bought Deal Private Placement Financing

Vancouver (November 6, 2003) - Imperial Metals Corporation (III:TSX) announces it has entered into an agreement with Haywood Securities Inc., and a syndication of underwriters including First Associates Investments Inc. which has agreed to purchase 2,353,000 units on a private placement basis at $4.25 per unit.

Each unit consists of one common share and one half of one share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a price of $5.50 for 24 months. After a period of 12 months, these warrants will be subject to forced exercise if, in the second year, the common shares of the Company trade at or above $8.50 for 10 consecutive days.

The net proceeds of the offering will be used to fund exploration and development of the Mount Polley and Sterling projects; as well as for general working capital purposes.

Closing of the private placement is scheduled for November 24, 2003. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

IMPERIAL METALS CORPORATION

November 7, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose a copy of the Material Change Report dated November 7, 2003 filed with the securities commissions.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

Enclosure

Suite 200 – 580 Hornby Street, Vancouver, B.C. V6C 3B6 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Web Site: http://www.imperialmetals.com

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

November 7, 2003

3. Press Release

November 7, 2003 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation reported that hole SD-03-01 drilled in the Springer Zone intersected copper-gold mineralization from surface to the end of the sampled interval (3.7 – 470.0 metres), returning 0.49% copper and 0.36 g/t gold over a length of 466.3 metres. The hole was planned to penetrate deeper but drilling difficulties forced abandonment at 481.3 metres.

Hole SD-03-01 is a vertical hole and the first of a four hole drill program in the Springer Zone at Imperial's 100% owned Mount Polley property.

5. Full Description of Material Change

Imperial Metals Corporation reported that hole SD-03-01 drilled in the Springer Zone intersected copper-gold mineralization from surface to the end of the sampled interval (3.7 – 470.0 metres), returning 0.49% copper and 0.36 g/t gold over a length of 466.3 metres. The hole was planned to penetrate deeper but drilling difficulties forced abandonment at 481.3 metres.

Hole SD-03-01 is a vertical hole and the first of a four hole drill program in the Springer Zone at Imperial's 100% owned Mount Polley property. Detailed results are provided in the following table:

Drill Hole #	Metre Interval	Interval Length	Copper %	Gold g/t
SD-03-01	3.7 – 470.0	466.3	0.49	0.36
including	202.5 - 470.0	267.5	0.61	0.49
and	295.0 – 375.3	80.3	0.94	0.64
and	320.0 – 372.5	52.5	1.14	0.81

The upper 202.5 metre section of hole SD-03-01 is within the pit limit as currently designed for the unmined Springer Zone, and will be used to support the existing model. The lower 267.5 metres, starting at the bottom of the initial pit design, returned grades of 0.61% copper and 0.49 g/t gold, probing far deeper than the next deepest hole by some 198 metres. This lower intercept confirms that the copper-gold mineralization continues to depth at Springer and has significant potential for higher copper and gold values. A section map is available on the Company's website: *www.imperialmetals.com*

A similar program to test below the Bell Pit, immediately northeast of Springer, will commence at the conclusion of Springer Zone drilling.

The Springer Zone is located approximately 2 kilometres southwest of the Northeast Zone where a recently completed 16 hole drill program has outlined a significant new zone of copper-gold-silver mineralization over a strike length of 275 metres. Drilling on the Northeast Zone will resume later in November. Meanwhile additional trenching is underway on the Northeast Zone to the west and southwest of the initial discovery area.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 7th day of November, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory